AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2002
                                                    REGISTRATION NO. 333-_______
                                                                CIK # 0001157386
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    ----------------------------------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6
                    ----------------------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.    EXACT NAME OF TRUST:    CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                   SERIES 121


B.    NAME OF DEPOSITOR:      CLAYMORE SECURITIES, INC.

C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                         250 North Rock Road, Suite 150
                              Wichita, Kansas 67206

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        Copy to:
           ROBIN K. PINKERTON                   MICHAEL R. ROSELLA, ESQ.
       Claymore Securities, Inc.          Paul, Hastings, Janofsky & Walker LLP
     250 North Rock Road, Suite 150                  399 Park Avenue
         Wichita, Kansas 67206                  New York, New York 10022
                                                     (212) 318-6800

E.    TITLE OF SECURITIES BEING REGISTERED:     Units of beneficial interest.

F.    APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                 As soon as practicable after the effective date
                         of the Registration Statement.

================================================================================
      The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this Prospectus is not complete and may be changed. No one may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell securities and is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

                   Subject to Completion, Dated March 14, 2002




                    Claymore Securities Defined Portfolios, Series 120

[Graphic Omitted]     Financial Services Defined Portfolio, Series 1
                         Health Care Defined Portfolio, Series 1
                          Technology Defined Portfolio, Series 1



     Three separate portfolios of equity securities from the industry sector for which the particular portfolio is named. Each portfolio seeks to maximize total return through capital appreciation.




              Read and retain this Prospectus for future reference.

                                   Prospectus
                                 April __, 2002


     As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any contrary representation is a criminal offense.

INVESTMENT SUMMARY


Use this Investment Summary to help you decide whether an investment in any of these portfolios is right for you. More detailed information can be found later in this Prospectus.


                              Investment Objective

    Each portfolio seeks to maximize total return through capital appreciation.


                               Investment Strategy

    Each portfolio seeks to achieve its investment objective by creating a portfolio designed to remain fixed over its 51/2 year life. The sponsor employs the following steps in order to create each of the portfolios:

    o   identifies the various subsectors that comprise the particular sector;

    o analyzes which of these subsectors may best benefit from the predicted growth of companies in such sector;

    o selects representative companies from within each subsector by examining factors including, but not limited to:

        >   the competitive environment;

        >   research and development capabilities;

        >   the financing of the company;

        >   a fundamental and technical equity valuation assessment;

        >   management expertise; and

        >   products and/or services that the company offers.

    As of the Initial Date of Deposit, the securities in each portfolio are approximately equally dollar weighted.


                                 Principal Risks

    You can lose money by investing in any of the portfolios. In addition, each of the portfolios may not perform as well as you expect. These events can happen for various reasons, including:

    o Share prices can be volatile. The value of your investment may fall over time.

    o We do not actively manage the portfolios. A portfolio will generally hold, and may continue to buy, the same securities even though a security's outlook or its market value may have changed.

    o Certain of the securities included in the trust may be foreign securities or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers which include:

        >   the value of the U.S. dollar relative to the foreign currencies

        >   possible withholding taxes, and

        >   differing accounting practices.

    In addition, each of the portfolios' holdings are concentrated in a single, specific industry or service sector. A portfolio is considered to be "concentrated" in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of that portfolio. Compared to the broad market, an industrial sector may be more strongly affected by:

    All Portfolios

    o   Changes in the interest rates and general economic conditions.

    o Changes in the market prices of particular dominant stocks within the sector.

    o   Changes in government regulations.


                                                            Investment Summary 2

    o Rapid obsolescence of products and/or services due to scientific advances.

    o Competitive pressures and changing domestic and international demand for a particular product (i.e. technology products and services).

    Financial Services Portfolio

    o Profitability largely dependent upon the availability and cost of capital which, in turn, may fluctuate significantly in response to changes in interest rates and general economic conditions.

    o Financial institutions are subject to extensive government regulation and supervision which can impact the way they are able to do business.

    Healthcare Portfolio

    o   High cost of liability insurance.

    o   Price volatility due to relatively thin capitalization of companies.


    Technology Portfolio

    o Highly competitive pressures on the rates that can be charged and pricing.

    o   Heavy proportionate spending on research and development.


                              Public Offering Price

    Beginning on the Initial Date of Deposit, the evaluator will calculate the public offering price of units by using the closing sales prices of the underlying securities in the portfolios. The public offering price will change daily because prices of the underlying stocks will fluctuate.

    The public offering price per unit will be calculated by:

    o Adding the combined market value of the underlying stocks to any cash held to purchase securities.

    o   Dividing the sum by the number of units outstanding.

    o   Adding an initial sales charge.

In addition, during the initial public offering, a per unit amount sufficient to reimburse the sponsor for organization costs is added to the public offering price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet the redemption.


                                Market for Units

    The sponsor currently intends to repurchase units from holders who want to redeem their units. These redemptions will be at a price based on their net asset value. If we decide to discontinue the policy of repurchasing units, you can redeem units through the trustee, at a price determined using the same formula.


                                                            Investment Summary 3

                              Essential Information


Unit price at inception                                         $10.00


Initial Date of Deposit                                         , 2002
Termination date                                                , 2007


Distribution dates                         15th day of January, April,
                                           July and October



Record dates                               1st day of January, April,
                                           July and October


Minimum investment
Standard accounts                                     $1,000/100 units


Retirement accounts and
custodial accounts for minors                            $250/25 units


Evaluation Time                      4:00 p.m. Eastern Time on days of
                                trading on the New York Stock Exchange


                                Who Should Invest

    You should consider this investment if you:

    o want to own a defined portfolio of stocks selected from a single industry sector.

    o   seek capital appreciation.

    o   want to pursue a long-term investment strategy.

    You should not consider this investment if you:

    o are uncomfortable with a portfolio's concentration in a single industry sector.

    o   are uncomfortable with the risks of unmanaged investment in stocks.

    o   want current income or capital preservation.


                                Fees and Expenses

    The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                                  As a % of
                                                    $1,000
Investor Fees                                      Invested
--------------------------------                -------------
Initial sales fee paid on purchase                   1.00%
Deferred sales fee in first year(1)                  3.50

Creation and development fee
     cap over a portfolio's life(2)                  0.45
                                                   ---------
Maximum sales fee (including
     creation and development
     fee cap over a
     portfolio's life)                               4.95%
                                                   =========
Organization costs (amount per
     100 units paid by a
     portfolio at end of
     initial offering period)                        $
                                                   =========

Estimated
Annual                              As a % of
Operating                            $1,000      Amount per
Expenses                            Invested      100 Units
-------------------                -----------  ------------
Trustee's fees and
  expenses                                %         $
Sponsor's supervisory
  and evaluation fee                      %         $
Other operating
  expenses                                %         $
                                      ------       ------
Total                                     %         $
                                      ======       ======

(1) The deferred sales fee is fixed at $0.35 per unit and is deducted in monthly installments of $0.____ per unit on the last business day


                                                            Investment Summary 4
of each month from ____, 2002 through ____, 2002.

(2) The creation and development fee compensates the sponsor for creating and developing your portfolio. The actual creation and development fee is $4.50 per 100 units and is paid to the sponsor at the close of the offering period, which is expected to be 90 days from the inception date. If the unit price exceeds $10.00 per unit, the creation and development fee will be less than 0.45%; if the unit price is less than $10.00 per unit, the creation and development fee will exceed 0.45%.


                                     Example


    This example helps you compare the costs of these portfolios with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new portfolio at termination, the expenses do not change and each of the portfolios' annual returns is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                       $
     3 years                      $
     5 years                      $
     10 years                     $


    These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees that broker-dealers may charge for processing redemption requests.



                                                            Investment Summary 5

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 121
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of          , 2002, the business day prior to the Initial Date of Deposit
--------------------------------------------------------------------------------

                                                          Financial
                                                           Services      Healthcare  Technology
                                                          Portfolio      Portfolio   Portfolio
                                                       ---------------   ----------  ----------
CUSIP Number:
Aggregate Value of Securities in Trust:                $                 $           $
Number of Units:
Fractional Undivided Interest in Trust per Unit:       1/                1/          1/
Calculation of Public Offering Price:                  $
  Aggregate Value of Securities in the Portfolio:                        $           $
  Aggregate Value of Securities per 100 Units:         $                 $           $
  Organization Costs per 100 Units:                    $                 $           $
  Amount in the Income and Capital Accounts            $                 $           $
  Initial Sales Charge of  1.00% (1.010% of Public     $                 $           $
  Offering Price):
  Public Offering Price Per 100 Units:                 $                 $           $
Redemption Price Per Unit (based on value of           $                 $           $
underlying Securities):
Sponsor's Profit (Loss) on Deposit:                    $                 $           $


                                                            Investment Summary 6

Claymore Securities Defined Portfolios, Series 121, Financial Services Defined Portfolio, Series 1


The Trust Portfolio as of the Initial Date of Deposit,         , 2002

      Ticker       Company                    Initial    Price per       Cost to
      Symbol       Name(1)      Industry      Shares       Share     Portfolio(2)(3)
--------------------------------------------------------------------------------------
                                                            $           $













                                                                     --------------
                                                                        $
                                                                     ==============

------------------
  (1) All securities are represented entirely by contacts to purchase securities, which were entered into by the sponsor on ______, 2002. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
  (2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on _______, 2002. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, at the closing sales price, or if no price exists, at the mean between bid and offer prices on the over-the-counter market.
  (3) There was a $______ [gain/loss] to the sponsor on the Initial Date of Deposit.


                                                            Investment Summary 7

Claymore Securities Defined Portfolios, Series 121, Healthcare Defined Portfolio, Series 1


The Trust Portfolio as of the Initial Date of Deposit,         , 2002

      Ticker       Company                  Initial      Price per       Cost to
      Symbol       Name(1)      Industry      Shares       Share     Portfolio(2)(3)
--------------------------------------------------------------------------------------
                                                            $           $












                                                                     --------------
                                                                        $
                                                                     ==============


------------------
  (1) All securities are represented entirely by contacts to purchase securities, which were entered into by the sponsor on ______, 2002. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
  (2) Valuation of securities by the evaluator was made using the market value per shares as of the Evaluation Time on _______, 2002. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National System, at the closing sales price, or if no price exists, at the mean between bid and offer prices on the over-the-counter market.
  (3) There was a $_______ [gain/loss] to the sponsor on the Initial Date of Deposit.



                                                            Investment Summary 8

Claymore Securities Defined Portfolios, Series 121, Technology Defined Portfolio, Series 1


The Trust Portfolio as of the Initial Date of Deposit,         , 2002

      Ticker       Company                  Initial      Price per       Cost to
      Symbol       Name(1)      Industry      Shares       Share     Portfolio(2)(3)
--------------------------------------------------------------------------------------
                                                            $           $












                                                                     --------------
                                                                        $
                                                                     ==============


------------------
   (1) All securities are represented entirely by contacts to purchase securities, which were entered into by the sponsor on ______, 2002. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.
  (2) Valuation of securities by the evaluator was made using the market value per share as of the Evaluation Time on _______, 2002. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, at the closing sales price, of if no price exists, at the mean between bid and offer prices on the over-the-counter market.
  (3) There was a $_____ [gain/loss] to the sponsor on the Initial Date of Deposit.



                                                            Investment Summary 9

                         Report of Independent Auditors


Unitholders
Claymore Securities Defined Portfolios, Series 121


We have audited the accompanying statements of financial condition, including the trust portfolios on pages 7 through 9 of this prospectus, of Claymore
Securities Defined Portfolios, Series 121, as of         , 2002, the Initial
Date of Deposit. These financial statements are the responsibility of the Trust's sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with The Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the financial statements
as of         , 2002. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Claymore Securities Defined
Portfolios, Series 121 as of         , 2002, in conformity with accounting
principles generally accepted in the United States.

                                                       ERNST & YOUNG LLP



Kansas City, Missouri
            , 2002



                                                           Investment Summary 10

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 121
STATEMENTS OF FINANCIAL CONDITION
As of the Initial Date of Deposit,         , 2002
--------------------------------------------------------------------------------

                                                                   Financial
                                                                   Services    Healthcare   Technology
                                                                   Portfolio    Portfolio   Portfolio
                                                                   ---------   ----------   ----------
Investment in stocks
Sponsor's contracts to purchase underlying stocks backed by cash
  deposited(1)(2)................................................  $           $            $
                                                                    =========   ==========  ==========

Liabilities and interest of investors
Liabilities:
        Organization costs(3)....................................  $           $            $
        Deferred sales fee(4)
                                                                   ----------  -----------  ----------

Interest of investors:
        Cost to investors(5).....................................  $           $            $
        Less:  gross underwriting commission and organization      $           $            $
        costs(3)(4)(5)...........................................
        Net interest of investors................................
                                                                   ----------  -----------  ----------
               Total.............................................  $           $            $
                                                                    =========   ==========  ==========


Number of Units..................................................
                                                                    =========   ==========  ==========


Net Asset Value per Unit.........................................  $           $            $
                                                                    =========   ==========  ==========

----------------------
(1) Aggregate cost of the securities is based on the closing sale price evaluation as determined by the trustee.

(2) Cash has been deposited with the trustee covering the funds (aggregate $______) necessary for the purchase of the securities in the portfolios represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $ per 100 units for the financial services portfolio, $ per 100 units for the healthcare portfolio and $ per 100 units for the technology portfolio. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (if earlier) to an account maintained by the trustee from which the obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the particular trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the total transactional sales fee and the deferred sales fee. The total transactional sales fee is 4.50% (equivalent to 4.712% of the net amount invested). The deferred sales fee is equal to $0.35 per unit.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchasers.


                                                           Investment Summary 11

UNDERSTANDING YOUR INVESTMENT


                                   The Trusts


    Organization. Claymore Securities Defined Portfolios, Series 121 includes the following three separate unit investment trusts: Financial Services Defined Portfolio, Series 1 (the "Financial Services Portfolio"); Healthcare Defined Portfolio, Series 1 (the "Healthcare Portfolio") and Technology Defined Portfolio, Series 1 (the "Technology Portfolio") (collectively, the "Trusts" or "Portfolios"). Each of the Portfolios is separate and is designated by a different industry sector and series number. Each of the Portfolios was created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"). The Trust Agreement is dated as of the Initial Date of Deposit and is between Claymore Securities, Inc. as sponsor (the "Sponsor") and as evaluator (the "Evaluator") and The Bank of New York, as trustee (the "Trustee"). On the Initial Date of Deposit, the Sponsor deposited contracts and funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit, issued by a major commercial bank) for the purchase of certain common stocks (the "Securities"). After the deposit of the Securities and the creation of the Portfolios, the Trustee delivered to the Sponsor the units (the "Units") comprising the ownership of each Portfolio. These Units are now being offered pursuant to this Prospectus.


    Objectives. The objective of each of the Portfolios is to seek to maximize total return through capital appreciation for holders of Units (the "Unitholders"). There is no guarantee that this objective will be achieved.


    Achievement of the investment objective is dependent upon several factors including any appreciation or depreciation in value of the Securities, the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. In addition, because of other factors (i.e., Portfolio sales fees and expenses, unequal weightings of stock, brokerage costs and any delays in purchasing securities with cash deposited), investors in the Portfolios may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolios. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the dividend yields on these Securities may change subsequent to the Initial Date of Deposit.


    Portfolios. The portfolio of each Trust consists of the Securities described in "The Trust Portfolio." The Sponsor employs the following steps in order to create each of the Portfolios:

    o   identifies the various subsectors that comprise the particular sector;

    o analyzes which of these subsectors may best benefit from the predicted growth of companies in such sector;

    o selects representative companies from within each subsector by examining factors including, but not limited to:

        >   the competitive environment;

        >   research and development capabilities;

        >   the financing of the company;


--------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.


                                                           Investment Summary 12

        >   a fundamental and technical equity valuation assessment;

        >   management expertise; and

        >   products and/or services that the company offers.


    As of the Initial Date of Deposit, the Securities in each Portfolio are approximately equally dollar weighted.


    Units. Each Unit represents the fractional undivided interest in the principal and net income of the Trust. If any Units of a Portfolio are redeemed after the date of this Prospectus, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Portfolio.


    Additional Units. Subsequent to the Initial Date of Deposit, additional Units of each Portfolio may be issued by depositing in the Portfolio cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities or additional Securities. During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the face amounts of each Security in a Portfolio. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same Securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. Deposits of additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the face amounts of each of the Securities comprising a Portfolio at the end of the 90-day period.


                                  Risk Factors


    All investments involve risk. This section describes the main risks that can impact the value of securities in each of the Portfolios. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that any of the Portfolios will achieve its objective or that your investment return will be positive over any period.


    Stocks. An investment in Units of a Portfolio should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units). Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.


    Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because holders of common stock, as owners of the entity, generally have inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations of, preferred stock issued by the issuer. Holders of common stock of the type held by a Portfolio have a


                                                           Investment Summary 13
right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. Thus, the value of the Securities in a Portfolio may be expected to fluctuate over the entire life of a Portfolio to values higher or lower than those prevailing at the time of purchase.


    The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Portfolios, or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for a Portfolio may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates, may purchase individual Securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the Sponsor or its affiliates which are based on the performance of the Securities on the list. The Sponsor or its affiliates may also purchase Securities as a hedge against its risk on the warrants (although generally the Sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the Securities by a Portfolio may cause that Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Portfolio.


    Fixed Portfolio. Investors should be aware that the Portfolios are not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its Securities from the portfolio of a Trust except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Investment Strategy in the Prospectus and that the Portfolios may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Portfolios may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain securities from those accounts in instances where a sale by a Portfolio would be impermissible, such as


                                                           Investment Summary 14
to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Unitholders of the Portfolio to do so.


    Although each Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by a Portfolio to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of a Portfolio. The prices of single shares of each of the Securities in a Portfolio vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.


    Financial Services Portfolio. The Financial Services Portfolio is concentrated in the common stock of companies engaged in the financial services, securities and financial services-related industries. The financial services, securities and financial services-related industries will be particularly affected by certain economic, competitive and regulatory developments. The profitability of financial services companies as a group is largely dependent upon the availability and cost of capital funds which, in turn, may fluctuate significantly in response to changes in interest rates and general economic conditions. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Rising interest rates and inflation may negatively affect certain financial services companies as the costs of lending money, attracting deposits and doing business rise. Insurance companies may be subject to severe price competition. Financial institutions are subject to regulation and supervision by governmental authorities and changes in governmental policies may impact the way financial institutions conduct business. Such governmental regulation may limit both the amounts and types of loans and other financial commitments that financial institutions can make, and the interest rates and fees they can charge. Also, if government regulation which would further reduce the separation between commercial and investment banking is ultimately enacted, financial services companies may be significantly affected in terms of profitability and competition.


    Healthcare Portfolio. The Healthcare Portfolio is concentrated in the common stock of companies engaged in the healthcare industry. Companies in the healthcare industry are, generally, subject to governmental regulation and approval of their products and services, which could have a significant effect on their price and availability. Furthermore, the types of products or services produced or provided by these companies may quickly become obsolete. The costs of providing healthcare services may increase as a result of, among other factors, changes in medical technology and increased labor costs. In addition, healthcare facility construction and operation is subject to federal, state and local regulation relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, rate-setting, and compliance with building codes and environmental laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. These regulatory requirements are subject to change and, to comply, it may be necessary for a hospital or other healthcare facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Additionally, a


                                                           Investment Summary 15
number of legislative proposals concerning healthcare have been introduced in the U.S. Congress in recent years or have been reported to be under consideration. These proposals span a wide range of topics, including cost controls, national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to health care insurance premiums, and promotion of prepaid healthcare plans. Any of these proposals, if enacted, may have an adverse effect on the healthcare industry.


    Technology Portfolio. The Technology Portfolio is concentrated in the common stock of companies engaged in the technology industry. As discussed, the value of the Units of the Portfolio may be susceptible to various factors affecting this industry. Companies in the rapidly changing field of technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. As such, the Portfolio may not be an appropriate investment for individuals who are not long-term investors and whose primary objective is safety of principal or stable income from their investments. Technology-related industries may be subject to greater governmental regulation than many other industries and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these industries. Additionally, companies in these industries may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve.


    American Depositary Receipts. American depositary receipts ("ADRs"), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADRs are designed for use in the United States securities markets. In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by a Portfolio, including those underlying any ADRs held by the Portfolio, would be payable in the currency of the country on their issuance. However, each Portfolio will compute its income in United States dollars, and the computation of income will be made on the date of its receipt by a Portfolio at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income and its conversion to United States dollars, the risk of such decline will be borne by Unitholders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Unitholder.


    Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, a Portfolio is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Portfolio will be adversely affected if trading markets for the Securities are limited or absent.


    Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of a Portfolio and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase


                                                           Investment Summary 16
additional Securities, in such Portfolio and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because a Portfolio will pay the associated brokerage fees. To minimize this effect, the Portfolios will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.


    Some of the Securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase Securities with deposited cash as soon as practicable, reserving the right to purchase those Securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Portfolio's failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the Sponsor considers reasonable prices, the Sponsor intends to use that cash to purchase each of the other Securities in the original proportionate relationship among those Securities. Similarly, at termination of a Portfolio, the Sponsor reserves the right to sell Securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the Securities. The proceeds received by Unitholders following termination of a Portfolio will reflect the actual sales proceeds received on the Securities, which will likely differ from the closing sale price on the termination date.


    Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in a Portfolio or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Portfolio or will not impair the ability of issuers to achieve their business goals.


                                 Public Offering


    Offering Price. Units of a Portfolio are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in the Portfolio and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the Portfolios). The initial sales fee is equal to the difference between the maximum transactional sales fee and the maximum deferred sales fee (approximately 1.00% of the Unit price). The maximum transactional sales fee is 4.50% of the public offering price (equivalent to 4.712% of the net amount invested). This amount does not include the creation and development fee paid to the Sponsor which is described under "Rights of Unitholders - Expenses and Charges." The deferred sales fee will be collected as described in this Prospectus. The total amount of deferred sales fee payments will be $0.35 per Unit. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee and the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing a Portfolio. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of


                                                           Investment Summary 17
the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a Portfolio as of the end of the initial offering period or after six months, if earlier.


    As indicated above, the initial public offering price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the Securities in a Portfolio prepared by the Trustee. After the opening of business on this date, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.


    The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market or by taking into account the same factors referred to under "Rights of Unitholders - Redemption - Computation of Redemption Price per Unit."


    Reductions in Sales Fee. The Portfolios offer a variety of ways for purchasers to reduce the transactional sales fee that they pay. It is the responsibility of the Unitholder's financial professional to alert the Sponsor of any discount when their customers order Units. Since the deferred sales fee is a fixed dollar amount per Unit, a Portfolio must charge the deferred sales fee per Unit regardless of any discounts. However, if a Unitholder is eligible to receive a discount such that his or her total transactional sales fee is less than the fixed dollar amount of the deferred sales fee, the Portfolios will credit the difference between the total transactional sales fee and the deferred sales fee at the time Units are purchased.


    Large Purchases. The transactional sales fee can be reduced by increasing the size of the investment:

If you purchase:           Your fee will be:
----------------           -----------------
Less than $50,000                4.50%
$50,000 - $99,999                4.25%
$100,000 - $249,999              4.00%
$250,000 - $499,999              3.50%
$500,000 - $999,999              2.50%
$1,000,000 or more               1.50%


    For transactions of at least $1,000,000 or more, the Sponsor may negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.


    These fees are applied as a percent of the Unit price at the time of purchase and these amounts do not include the creation and development fee. The different purchase levels on a Unit basis are applied using a $10 Unit equivalent. For example, on purchases of between 10,000 and 24,999 Units, the fee is 4.00% of the Unit price.


    Unit purchases of one of more Portfolios by the same person may be aggregated on any single day from any one broker-dealer to qualify for a purchase level. Unitholders can include these purchases as his or her own for purposes of this aggregation:

    o   purchases by a spouse or minor children, and


                                                           Investment Summary 18

    o   purchases by a trust estate or fiduciary accounts.


    Purchasers may also use a letter of intent to combine purchases over time to qualify for a purchase leve1. Under this option, a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period must be given. The letter must specify a time period of no more than 13 months. Once a letter of intent is signed, the fee will be reduced based on the total purchase commitment as shown in the table above. If purchases exceed the level specified in the letter, the Unitholder will still receive the additional fee reduction for purchases shown in the table above (the Portfolios will not cap your discount). If the total purchases are less than the level specified in the letter, the Unitholder must pay the fee difference to the Trust. The Sponsor reserves the right to redeem Units if the Unitholder does not pay the difference. The discounts described above apply only during the initial offering period.


    Advisory and Wrap Fee Accounts. The Portfolios will reduce the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. The Portfolios will reduce the fee paid by the purchaser by the amount of the fee that the Portfolios would normally pay to financial professionals. Purchasers pay only the portion of the transactional sales fee that the Sponsor retains. This table provides an example of the transactional sales fee Unitholders will pay per Unit if Units are purchased in this type of account.

Fee paid on purchase                     $0.00
Deferred Sponsor retention
                                        -------
Total                                    $
                                        =======

    Units will also be subject to all Portfolio expenses, including the creation and development fee. This discount applies during the initial offering period and in the secondary market. The Unitholder's financial professionals may purchase Units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, the Portfolios do not require that Units be bought with this CUSIP number to qualify for the discount. If Units are purchased with this special CUSIP number, Unitholders should be aware that all distributions will automatically reinvest into additional Units of the applicable Portfolio.


    Exchange or Rollover Option. The initial sales fee on Units of the Portfolios offered in this prospectus will be waived if Units are bought with redemption or termination proceeds from any other Claymore unit trust. Investors may also purchase Units of a Portfolio offered in this Prospectus at this reduced fee if you purchase the Units with termination proceeds from an unaffiliated unit trust that has the same investment strategy as that Portfolio. In order to qualify for this discount, the unit redemption or trust termination must occur on the same day that Units of the Portfolios offered in this Prospectus are purchased. These discounts apply only during the initial offering period.


    Unaffiliated UITs. Investors in any unaffiliated unit trust that have purchased their investment within a five-year period prior to the date of this Prospectus can purchase Units of the Portfolios in an amount not greater in value than the amount of said investment made during this five-year period at a reduced sales charge of 3.50% of the Public Offering Price.


    Employees. The Portfolios do not charge the transactional sales fee that would normally be paid to


                                                           Investment Summary 19
the investor's financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates and of the special counsel to the sponsor, or by registered representatives of selling firms and their family members (spouses, children and parents). Purchasers pay only the portion of the fee that the Sponsor retains. You may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, the Portfolios do not require that Units be bought with this CUSIP number to qualify for the discount. If Units are purchased with this special CUSIP number, investors should be aware that all distributions will automatically reinvest into additional Units of the applicable Portfolio. This discount applies during the initial offering period and in the secondary market.


    Dividend Reinvestment Plan. The Portfolios do not charge any transactional sales fee when distributions are reinvested from a Portfolio into additional Units of that Portfolio. Since the deferred sales fee is a fixed dollar amount per Unit, the Portfolio must charge the deferred sales fee per Unit regardless of this discount. If you elect the distribution reinvestment plan, the Portfolio will credit the Unitholder with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.


    Market for Units. Although it is not obligated to do so, the Sponsor intends to maintain a market for the Units of the Portfolios and continuously to offer to purchase Units of each of the Portfolios during the initial offering period at prices based on the value of the Securities in such Portfolio; and thereafter at prices based on the current market value of the related Securities. After the initial offering period, the Sponsor's Repurchase Price shall be not less than the Redemption Price. (See "Rights of Unitholders--Redemption-- Computation of Redemption Price per Unit." There is no sales charge incurred when a Unitholder sells Units back to the Sponsor. Any Units repurchased by the Sponsor may be reoffered to the public by the Sponsor at the Public Offering Price at such time.


    If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities. The Sponsor does not in any way guarantee the enforceability, marketability, or price of any Security in a Portfolio or of the Units of a Portfolio. In the event that a market is not maintained for the Units of a Portfolio, a Unitholder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the current market value of the underlying Securities. If a Unitholder wishes to dispose of his Units, he should inquire of the Sponsor as to current market prices prior to making a tender for redemption to the Trustee. See "Rights of Unitholders--Redemption" and "Sponsor."


    Distribution of Units. It is the Sponsor's intention to qualify Units of each Portfolio for sale in certain of the states and to effect a public distribution of the Units through the Sponsor and dealers. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.


    It is the Sponsor's intention to qualify Units of the Trust for sale through dealers who are members of the National Association of Securities Dealers, Inc.


                                                           Investment Summary 20

Units will initially be sold to dealers during the initial offering period at prices which represent a concession equal to the amount designated as follows:

If a firm distributes:       It will earn:
----------------------       -------------
Less than $50,000                3.60%
$50,000 - $99,999                3.35%
$100,000 - $249,999              3.10%
$250,000 - $499,999              2.60%
$500,000 - $999,999              1.60%
$1,000,000 or more               1.00%


    These amounts are applied as a percent of the Unit price per transaction at the time of the transaction. The different distribution levels are also applied on a unit basis using a $10 Unit equivalent. For example, if a firm distributes between 10,000 and 24,999 Units, it earns 3.10% of the Unit price. The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers.


    Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Unitholder or become entitled to exercise the rights of a Unitholder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Unitholder is the Public Offering Price in effect at the time his order is received. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.


    Broker-dealers of the Portfolios, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may, from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Portfolios. Such payments are made by the Sponsor out of their own assets and not out of the assets of the Portfolios. These programs will not change the price Unitholders pay for their Units or the amount that the Portfolios will receive from the Units sold.


    Certain commercial banks are making Units of the Portfolios available to their customers on an agency basis. Further, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions.


    Sponsor's Profits. As set forth under "Public Offering--Offering Price," the Sponsor will receive gross commissions equal to the specified percentages


                                                           Investment Summary 21
of the Public Offering Price of the Units of the Portfolios. The Sponsor also from time to time may pay, in addition to the amounts described under "Public Offering--Offering Price," an additional concession, in the form of cash or other compensation, to any dealer who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Portfolios. In no event will such additional concession paid by the Sponsor to the dealer exceed the difference between the sales charge and the dealers allowance in respect of Units sold by the dealers. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.


    In addition, the Sponsor realizes a profit or sustains a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Portfolios (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor (which is the cost of such Securities at the time they were acquired for the account of the Portfolio). See "Summary of Essential Financial Information." In addition, the Sponsor may realize profits or sustain losses with respect to Securities deposited in the Portfolios which were acquired from the Sponsor or from one or more of the underwriting syndicates of which they were members. During the initial offering period, the Sponsor also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Sponsor for Units. Cash, if any, made available to the Sponsor prior to the settlement date for the purchase of Units of the Portfolio may be used in the Sponsor's businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.


    In maintaining a market for the Units of the Portfolios (see "Market for Units"), the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells or redeems such Units and to the extent it earns sales charges on resales.


                              Rights Of Unitholders


    Book-Entry Units. Ownership of Units of the Portfolios will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Portfolios will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request exactly as their names appear on the records of the Portfolio. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners).


                                                           Investment Summary 22

Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associates. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.


    Distribution to Unitholders. Income will be distributed quarterly, as will distributions of proceeds of Securities disposed of; provided, however, that, other than for purposes of redemption, no distribution need be made from the Capital Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Capital Account exceeds $10.00 as of a Record Date, the Trustee shall, on the next succeeding Distribution Date, distribute the Unitholder's pro rata share of the balance of the Capital Account. Income and proceeds of Securities disposed of, if any, received by a Portfolio will be distributed on each Distribution Date to Unitholders of record of the Portfolio as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses and funds required for the redemption of Units. See "Essential Information," "Rights of Unitholders--Expenses and Charges" and "Rights of Unitholders--Redemption."


    The Trustee will credit to the Income Account for a Portfolio all income received by that Portfolio, including dividends, if any, received by the Portfolio. Other receipts of a Portfolio will be credited to the Capital Account for that Portfolio. The pro rata share of the Income Account of the Trust and the pro rata share of cash in the Capital Account represented by each Unit thereof will be computed by the Trustee each month as of the Record Date. See "Essential Information." Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Capital Account for each of the Portfolios and will not be distributed until the second succeeding Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution.


    The Trustee will, as of the fifteenth day of each month, deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See "Rights of Unitholders--Expenses and Charges". The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Portfolios. Amounts so withdrawn shall not be considered a part of a Portfolio's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Rights of Unitholders--Redemption." Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unitholders and are available for use by the Trustee pursuant to normal banking procedures.


    Expenses and Charges. Initial Expenses. Investors will bear all or a portion of the costs incurred in its organization -- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission (the "SEC") and the states, the initial audit of the Trusts' portfolios, legal expenses, payment of closing


                                                           Investment Summary 23
fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of Units.


    Fees. The Trustee's, Sponsor's supervisory and Sponsor's evaluation fees are set forth under "Fees and Expenses" in the Investment Summary. The Trustee's fee and the Sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the value of Securities on a monthly basis. The Sponsor's supervisory fee, which is earned for portfolio supervisory services, is based on the largest number of Units in the Trust at any time during such period. The Sponsor's supervisory fee and Sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the Portfolios, may exceed the actual costs of providing portfolio supervisory or evaluation services for the Portfolios, but at no time will the total amount the Sponsor receives for portfolio supervisory services or evaluation services rendered to all series of Claymore Securities Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year.


    The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth under "Fees and Expenses" for the Portfolios; provided, however, that such fees may be adjusted as set forth under "Fees and Expenses." There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Portfolios' funds, see "Rights of Unitholders--Distribution to Unitholders." For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."


    The Trustee's fee and the Sponsor's fees are payable monthly, each from the Income Account to the extent funds are available and then from the Capital Account. These fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein. If the balances in the Capital and Income Accounts are insufficient to provide for amounts payable by the Portfolios, or amounts payable to the Trustee which are secured by its prior lien on the Portfolios, the Trustee is permitted to sell Securities to pay such amounts.


    The Sponsor will also receive a creation and development fee of $.045 per Unit (the "Creation and Development Fee") and will be payable from the assets of each of the Portfolios as of the close of the initial public offering period. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of each of the Portfolios, including the determination of each of the Portfolio's objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.


    Other Charges. The following additional charges are or may be incurred by the Portfolios: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit


                                                           Investment Summary 24
expenses by independent public accountants selected by the Sponsor (so long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Portfolios and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Portfolios; and all taxes and other governmental charges imposed upon the Securities or any part of the Portfolios (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). To the extent lawful, the Portfolios shall bear the expenses associated with updating the Portfolios' registration statement and maintaining registration or qualification of the Units and/or a Portfolio under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. All direct distribution expenses of the Portfolios (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the Portfolios. Any payments received by the Sponsor reimbursing it for payments made to update the Trust's registration statement will not exceed the costs incurred by the Sponsor. The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Portfolios. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.


    Reports and Records. The Trustee shall furnish Unitholders of each Portfolio in connection with each distribution a statement of the amount of dividends, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement providing the following information: (1) as to the Income Account: dividends, interest and other cash received, deductions for payment of applicable taxes and for fees and expenses of each Portfolio, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of replacement securities ("Replacement Securities"), to replace any Securities for which purchase contracts have failed ("Failed Securities"), redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Income Account and from the Capital Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.


    The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its


                                                           Investment Summary 25
transactions as Trustee including records of the names and addresses of Unitholders of the Portfolios, certificates issued or held, a current list of Securities in the Portfolios and a copy of the Trust Agreement.


    Redemption. Tender of Units. While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, on any day the New York Stock Exchange is open. At the present time, there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.


    The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your Units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through DTC.


    Within three business days following such tender, the Unitholder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Portfolios, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Rights of Unitholders--Redemption--Purchase by the Sponsor of Units Tendered for Redemption."


    Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a Portfolio to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a Portfolio.


    Unitholders tendering units for redemption may request a Distribution in Kind from the Trustee in lieu of cash redemption. A Unitholder may request a Distribution in Kind of an amount and value of Securities per Unit equal to the redemption price per Unit as determined as of the Evaluation Time next


                                                           Investment Summary 26
following the tender, provided that the tendering Unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the Units being tendered and (2) the Unitholder has elected to redeem at least thirty days prior to the termination of the Portfolio. If the Unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the Securities of a Portfolio in book-entry form to the account of the Unitholder's bank or broker-dealer at DTC. The tendering Unitholder shall be entitled to receive whole shares of each of the Securities comprising a Portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee shall make any adjustments necessary to reflect differences between the redemption price of the Units and the value of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities. The Distribution in Kind redemption option may be terminated by the Sponsor at any time


    The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Portfolio will be reduced.


    The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the SEC by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Securities is not reasonably practicable, or for such other periods as the SEC has by order permitted.


    Computation of Redemption Price per Unit. The Redemption Price per Unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the Securities in a Portfolio. The Redemption Price per Unit is the pro rata share of each Unit in a Portfolio determined on the basis of (i) the cash on hand in the Portfolio or moneys in the process of being collected and (ii) the value of the Securities in the Portfolio less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Portfolio. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational and offering costs. The Evaluator may determine the value of the Securities in a Portfolio in the following manner: if the Security is listed on a national securities exchange or the Nasdaq Stock Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or Nasdaq, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable Securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof.


    Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for


                                                           Investment Summary 27
redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unitholder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see "Public Offering--Offering Price--Market for Units"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units, provided that the Sponsor shall not receive for Units purchased as set forth above a higher price than they paid.


    The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see "Public Offering--Sponsor's Profits").


                                   Tax Status


    The following is a general discussion of some of the principal federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of units held by dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds units as part of a hedge or straddle. In addition, this section does not describe a Unitholder's state, local or foreign taxes. As with any investment, a Unitholder should consult a tax professional about its particular tax consequences.


    In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:


     (1) The Trust is not an association taxable as a corporation for federal income tax purposes, and income received by the Trust will be treated as income of the Unitholder in the manner set forth in paragraph 2 below.


     (2) A Unitholder will be considered to have received all of the dividends paid on its pro rata portion of each Security Obligation when such dividends are received by a Portfolio even if the Unitholder does not actually receive such distributions but rather reinvests its dividend distributions in additional units pursuant to the Reinvestment Plan. An individual Unitholder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by a Portfolio, but only to the extent that this amount together with the Unitholder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.


     (3) Each Unitholder will be considered the owner of a pro rata portion of each Security in the Portfolios under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security


                                                           Investment Summary 28

         (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of units by such Unitholder. To determine the amount of gain or loss recognized by a Unitholder upon a taxable event, the Unitholder should subtract its tax basis in its pro rata portion of each Security represented by its units from the Unitholder's share of the total amount received in the transfer. A Unitholder should generally determine its tax basis for each Security represented by its units by allocating the total cost for its units, including the sales charge, among the Securities in the Portfolio in which it holds Units (in proportion to the fair market values of those Securities on the date the Unitholder purchases its Units).


     (4) Under the income tax laws of the State and City of New York, each Portfolio is not an association taxable as a corporation and is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Portfolios will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.


    A Unitholder's pro rata portion of dividends paid with respect to a Security held by a Portfolio is taxable as ordinary income to the extent of the issuing corporation's current or accumulated earnings and profits. A Unitholder's pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Unitholder's tax basis in such Security, and to the extent that such dividends exceed the Unitholder's tax basis will generally be treated as a capital gain.


    A corporate Unitholder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by a Portfolio from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Unitholder directly owned the Securities paying such dividends. However, a corporate Unitholder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to "S" corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.


    A Unitholder's gain, if any, upon the sale, exchange or redemption of units or the disposition of Securities held by the Portfolios will generally be considered a capital gain and will be long-term if the Unitholder has held its Units (and the Portfolio has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income. The maximum marginal federal tax rate for net capital gain (the excess of net long-term capital gain over net short-term capital loss) for a non-corporate shareholder is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The


                                                           Investment Summary 29

20% rate is reduced to 18% (the 10% rate is reduced to 8%) for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the units or Securities. Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.


    A pro rata distribution of Securities by the Trustee to a Unitholder (or to its agent) upon redemption of Units will not be a taxable event to the Unitholder or to other Unitholders. The redeeming or exchanging Unitholder's basis for such Securities will be equal to its basis for the same Securities (previously represented by its units) prior to such redemption or exchange, and its holding period for such Securities will include the period during which it held its Units. However, a Unitholder will have a taxable gain or loss, which generally will be a capital gain or loss (except in the case of a dealer), when the Unitholder (or its agent) sells the Securities so received in redemption, when a redeeming or exchanging Unitholder receives cash in lieu of fractional shares, when the Unitholder sells its Units or when the Trustee sells the Securities from the Portfolio.


    If a Unitholder elects to have its proceeds from a Portfolio rolled over into the next series of the Portfolio, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss a Unitholder incurred in connection with the exchange of your Units of the Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two Portfolios have substantially identical Securities under the wash sale provisions of the Internal Revenue Code. Unitholders should consult their own tax advisors on the applicability of the wash sale rules.


    The foregoing discussion relates only to the tax treatment of U.S. Unitholders with regard to federal and certain aspects of New York State and City income taxes. Foreign Unitholders (including nonresident alien individuals, foreign corporations, foreign partnerships and other foreign persons) not engaged in a U.S. trade or business, generally, will be subject to a 30% withholding tax (or lower applicable treaty rate) on the portion of any distribution that does not constitute a capital gain distribution. Foreign Unitholders should consult their own tax advisors with respect to the tax consequences of ownership of units. In addition, Unitholders may also be subject to taxation in New York or in other jurisdictions (including a Foreign Unitholder's country of residence) and should consult their own tax advisers in this regard.


                                      * * *


    After the end of each fiscal year for each Portfolio, the Trustee will furnish to such Unitholder a statement containing information relating to the dividends received by such Portfolio, the gross proceeds received by such Portfolio from the disposition of any Security (resulting from redemption or the sale by such Portfolio of any Security), and the fees and expenses paid by such Portfolio. The Trustee will also furnish an information return to each Unitholder and to the Internal Revenue Service.


                                                           Investment Summary 30

                                Retirement Plans


    Units of the Portfolios may be suitable for purchase by Individual Retirement Accouts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Unitholders of units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Portfolios. Investors considering investment in a Portfolio through any such plan should review specific laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.


    Before investing in a Portfolio, the Trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including whether the investment is prudent taking into account the needs of the plan and all of the facts and circumstances of the investment in the Portfolios; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Portfolio are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."


                                     Sponsor


    The Sponsor. Claymore Securities, Inc., the Sponsor, is an investment banking firm created in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the Trustee. In November 2001, the Sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial adviser and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.


    If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.


                                                           Investment Summary 31

    The foregoing information with regard to the Sponsor relates to the Sponsor only and not to the Portfolios.


    Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Securities, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.


    Responsibility. The Trustee shall sell, for the purpose of redeeming Units tendered by any Unitholder and for the payment of expenses for which funds are not available, such of the Securities in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary.


    It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsor the issuer will probably default in respect to such Securities in the foreseeable future.


    Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the obligations eliminated and the Securities substituted therefor. Except as stated in this and the preceding paragraph and regarding the substitution of Replacement Securities for Failed Securities, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.


    The Sponsor may direct the Trustee to dispose of Securities upon default in the payment of dividends, institution of certain legal proceedings or the existence of certain other impediments to the payment of Securities, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Securities, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in the Portfolio would be detrimental to the interest of the Unitholders. The proceeds from any such sales will be credited to the Capital Account for distribution to the Unitholders.


    Resignation. If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Portfolios.


                                     Trustee


    The Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the


                                                           Investment Summary 32

Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.


    The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every Unitholder of a trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its or available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the securities held in each Portfolio. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.


    Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of a Portfolio created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.


    The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor, upon receiving notice of such resignation, is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


    Limitations on Liability. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Portfolios which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolios"


    Responsibility. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders," "Sponsor--Responsibility" and "Sponsor--Resignation."


    Resignation. By executing an instrument in writing and filing the same with the Sponsor, the


                                                           Investment Summary 33

Trustee and any successor may resign. In such an event, the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsor deems it to be in the best interest of the Unitholders, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If, upon resignation or removal of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.


                                    Evaluator


    Evaluator. Claymore Securities, Inc., the Sponsor, also serves as Evaluator.


    Limitations on Liability. The Trustee and the Sponsor may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor or Unitholders for errors in judgement. But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.


    Responsibility. The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their market value, see "Public Offering--Offering Price."


    Resignation. The Evaluator may resign or may be removed by the Sponsor and the Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.


                            Amendment and Termination
                             of the Trust Agreement


    The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unitholders; and the Sponsor and the Trustee may amend the Trust Agreement with the consent of the holders of Units representing 66 2/3% of the Units then outstanding, provided that no such amendment will reduce the interest in a Portfolio of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unitholders. In no event shall the Trust Agreement be amended to increase the number of Units issuable


                                                           Investment Summary 34
thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Portfolios, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.


    The Portfolios shall each terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities. The Trustee shall notify the Sponsor when the value of a Portfolio as shown by any evaluation is less than 20% of the value of the Portfolio as of the close of the initial offering period hereof, whichever is lower, at which time the Portfolio may be terminated. Each of the Portfolios may also be terminated (i) by the consent of 66 2/3% of the Units or (ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsor and the holders at least 33 1/3% of the Units may instruct the Trustee not to terminate a Portfolio. In no event, however, may the Portfolios continue beyond the Termination Date set forth under "Essential Information"; provided, however, that prior to such date, the Trustee shall not dispose of any Securities if the retention of such Securities, until due, shall be deemed to be in the best interest of the Unitholders. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Portfolio, will distribute to each Unitholder, upon surrender of his Units, his pro rata share of the balances remaining in the Income and Capital Accounts of such Portfolio.

                                     Experts


    Legal Matters. Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, acts as counsel for the Sponsor and has given an opinion that the Units are validly issued.


    Independent Auditors. The statements of financial conditions, including the trust portfolios, appearing herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on their authority as experts in accounting and auditing.


                                                           Investment Summary 35

Contents
                                        Investment Summary
------------------------------------------------------------
A concise                2  Investment Objective
description of           2  Investment Strategy
essential                2  Principal Risks
information about        3  Public Offering Price
the portfolio            3  Market for Units
                         4  Essential Information
                         4  Who Should Invest
                         4  Fees and Expenses
                         6  Summary of Essential
                              Financial Information
                         7  The Trust Portfolios
                        10  Report of Independent
                              Auditors
                        11  Statements of Financial
                              Condition

                             Understanding Your Investment
------------------------------------------------------------
Detailed information    12  The Trusts
to help you             13  Risk Factors
understand your         17  Public Offering
investment              22  Rights of Unitholders
                        28  Tax Status
                        31  Retirement Plans
                        31  Sponsor
                        32  Trustee
                        34  Evaluator
                        34  Amendment and Termination
                              of the Trust Agreement
                        35  Experts

Where to Learn More
------------------------------------------------------------
You can contact us for   Visit us on the Internet
free information about     http:/www.claymoresecurities.com
this and other           By e-mail
investments.               invest@claymoresecurities.com
                         Call Claymore
                           (800) 345-7999
                           Pricing Line (888) 248-4954
                         Call the Bank of New York
                           (800) 701-8178 (investors)
                           (800) 647-3383 (brokers)


Additional Information
------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):
    E-mail:    publicinfo@sec.gov
    Write:     Public Reference Section
               Washington, D.C. 20549-0102
    Visit:     http://www.sec.gov (EDGAR Database)
    Call:      1-202-942-8090 (only for information
               on the operation of the Public
               Reference Section)
Refer to:
      Claymore Securities Defined Portfolios, Series 121 Securities Act file number: 333-
      Investment Company Act file number: 811-3763
                -----------------------------





                          CLAYMORE
                         SECURITIES
                          DEFINED
                         PORTFOLIOS





                 CLAYMORE SECURITIES DEFINED
                   PORTFOLIOS, SERIES 121

                 FINANCIAL SERVICES DEFINED
                     PORTFOLIO, SERIES 1
                HEALTHCARE DEFINED PORTFOLIO,
                          SERIES 1
                TECHNOLOGY DEFINED PORTFOLIO,
                          SERIES 1





                 PROSPECTUS APRIL ___, 2002

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

      The facing sheet
      The Prospectus
      The following exhibits
      The Signatures

1.1   Reference Trust Agreements (to be filed by amendment).

1.1.1 Standard Terms and Conditions of Trust (incorporated by reference to
      Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement of Claymore Securities Defined Portfolios, Series 116, 1933 Act File No. 333-72828 filed on December 18, 2001).

2.1 Form of Code of Ethics (incorporated by reference to Exhibit 2.2 to Amendment No. 2 to the Registration Statement of Claymore Securities Defined Portfolios, Series 116, 1933 Act File No. 333-72828 filed on December 18, 2001).

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

4.1   Consent of Independent Auditors (to be filed by amendment).

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 121 has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 14th day of March, 2002.

                                 CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                    SERIES 121, Registrant

                                 By:  CLAYMORE SECURITIES, INC., Depositor

                                 By: /s/ Robin K. Pinkerton
                                     -------------------------------------------
                                              Robin K. Pinkerton



      Pursuant to the requirements of the Securities Act of 1933, the Registration Statement or Amendment to the Registration Statement has been signed below on March 14, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

        Signature                         Title


   BENJAMIN FULTON*             President and Director

   DAVID HOOTEN*                Chairman of the Board
                                   of Directors

   ROBIN K. PINKERTON*          Secretary, Treasurer
                                   and Director


                                                By:/s/ Robin K. Pinkerton
                                                   --------------------------
                                                   Robin K. Pinkerton
                                                   Attorney-in-fact*



----------
* An executed copy of each of the related powers of attorney were filed as
Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001. * An executed copy of the related powers of attorney were filed as Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001.


                                      S-2